SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

April 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

ECOPETROL SIGNS EIGHT E&P CONTRACTS RESULTING FROM COLOMBIA ROUND 2010

BOGOTA, Colombia, April 8, 2011 /PRNewswire/ -- Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; BVL: EC; TSX: ECP) (“Ecopetrol” or the “Company”) today announced that it has signed eight exploration and production (E&P) contracts with the National Hydrocarbons Agency (ANH), corresponding to blocks awarded to the Company in the Colombia Open Round 2010.

The eight blocks cover a total area of more than 840 thousand hectares and are located in the Llanos (provinces of Arauca, Casanare and Meta), Valle Medio del Magdalena (Cundinamarca and Caldas) and Sinu-San Jacinto (Antioquia and Cordoba) basins, and the Pacific offshore.

Ecopetrol has a 100% stake in six of the contracts. In the SSJS 1 contract, its stake is 70%, with the other 30% belonging to the Korean company, SK Innovation Co. Ltd. In the VMM 32 contract, it holds a 51% stake, with the other 49% belonging to the Venezuelan company, CPVEN S.A.

As for the other two blocks awarded to Ecopetrol in the Colombia Open Round 2010 (Cayos 1 and Cayos 5), the contracts will be signed once the ANH reinitiates the corresponding process, which requires a prior determination by environmental officials regarding the necessary conditions for carrying out exploratory activities in the areas where the blocks are located. Ecopetrol has a 50% stake in these blocks, in partnership with the Spanish company Repsol and the Argentine company YPF.

The following is a summary of the 8 blocks for which Ecopetrol has signed contracts:

Basin	Block	Area (Hectares)	Additional Investment by Ecopetrol (Millions of U.S. dollars)	Stake in production for the ANH (%)
Llanos	LLA 6	76,629	5	1
	LLA 8	73,329	8	1
	LLA 37	69,465	21	1
	LLA 38	48,326	3	1
	LLA 52	35,327	16.6	1
Valle Medio del Magdalena	VMM 32	66,543	5.3	1
Sinú San Jacinto	SSJS 1	287,874	0.6	2
Tumaco Off.	TUM OFF 3	186,271	0.3	1

Ecopetrol believes that the signing of these eight E&P contracts helps strengthen Ecopetrol's exploratory activity and the search for new reserves with the aim of producing one million barrels equivalent per day by 2015.

Bogotá, Colombia – April 8, 2011

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and it is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 8, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer